June 20, 2012

Mr. Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Group 1 Automotive, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 10, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2012
Response dated May 25, 2012
File No. 1-13461

Dear Mr. Mew:

Set forth below are the responses of Group 1 Automotive, Inc. (the “Company”) to additional comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), Definitive Proxy Statement on Schedule 14A, filed on March 28, 2012 (the “2012 Proxy Statement”) and response to the Staff’s comments dated May 25, 2012. For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the Year Ended December 31, 2011

11. Credit Facilities, page F-29

1.	We read your response to comment 5. Please clarify for us and in your disclosures why you believe the right of offset exists between the “floorplan offset” and the floorplan notes payable within the Company’s $1.35 billion revolving syndicated credit agreement. In the response, clarify for us in further detail your arrangement with the lenders. Refer to FASB ASC Topic 210-20-45-1.

Response: Amounts borrowed by us under the floorplan line (the “Floorplan Line”) of our $1.35 billion revolving syndicated credit agreement (the “Credit Agreement”) represent the financing of vehicle inventory. According to the terms of the Credit Agreement, amounts borrowed under the Floorplan Line with respect to each vehicle must be repaid upon the sale of the specific vehicle financed, or upon the expiration of a predetermined period of time, depending upon the type of vehicle (i.e., new vehicle, used vehicle, etc.). In addition, we maintain a deposit relationship with the syndicated lenders (the “Floorplan Offset”). The Floorplan Offset represents funds transferred on deposit from us to the syndicated lenders, which deposited funds have not been applied to

Securities and Exchange Commission

June 20, 2012

specific vehicle borrowings. Though not attributed to specific vehicle borrowings, the Floorplan Offset funds are held by the syndicated lenders and reduce the total outstanding balance owed under the Floorplan Line that would otherwise be subject to accrued interest. Under the terms of the Credit Agreement, funds in the Floorplan Offset may: (1) continue on deposit with the syndicated lenders and to reduce the total outstanding balance under the Floorplan Line; (2) be applied to specific vehicle borrowings; or (3) be transferred into our operating cash accounts for other corporate purposes at our direction. Withdrawing funds from the Floorplan Offset to one of our operating cash accounts would result in a corresponding increase to our total outstanding borrowings under the Floorplan Line subject to accrued interest.

We believe that a valid right of offset exists, in accordance with ASC 210-20-45-1, because:

1.	Both parties owe the other determinable amounts. The amounts that we owe the syndicated lenders under the Floorplan Line are determinable, since they are established on a specific vehicle basis. Likewise, the amount on deposit in the Floorplan Offset is determinable, since it represents the aggregate funds transferred to the syndicated lenders, which deposited funds have not been applied to vehicle specific borrowings.

2.	We have the right to offset the amounts owed under the Floorplan Line with the amount on deposit in the Floorplan Offset, under the terms of the Credit Agreement, as described above.

3.	We intend to offset the amounts owed under the Floorplan Line with the amount on deposit in the Floorplan Offset. Under the terms of the Credit Agreement and as described above, our interest obligation under the Floorplan Line is calculated net of the Floorplan Offset, once funds are deposited into the Floorplan Offset. We make such deposits into the Floorplan Offset to reduce our obligation and cost of borrowing under the Floorplan Line.

4.	The right of offset is enforceable under law, as the deposit relationship is explicitly defined in the Credit Agreement.

Because all of the conditions for a valid right of offset exist with regards to funds on deposit with the syndicated lenders in the Floorplan Offset and borrowings under the Floorplan Line, according to ASC 210-20-45-1, we have reported the net amount as Floorplan Notes Payable – Credit Facility in our Consolidated Balance Sheet. We note that we separately disclosed the balance of the Floorplan Offset as of each balance sheet date on page F-29 of the 2011 Form 10-K. We acknowledge the Staff’s comment regarding additional disclosure of our rationale for offsetting these amounts. We will provide similar disclosure in future filings.

Securities and Exchange Commission

June 20, 2012

*                    *                     *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (713) 647-5700 with any questions.

[Signature on next page]

Securities and Exchange Commission

June 20, 2012

Sincerely,

/s/ Darryl M. Burman
Darryl M. Burman
Vice President and General Counsel

Cc:

Earl J. Hesterberg, President and Chief Executive Officer

John C. Rickel, Senior Vice President and Chief Financial Officer

J. Terry Strange, Chairman of the Audit Committee

Max P. Watson, Jr., Chairman of the Compensation Committee

Lance A. Parker, Vice President and Corporate Controller

Gillian A. Hobson, Vinson & Elkins, LLP